FOIA Confidential Treatment Request

June 2, 2009

By EDGAR

Mr. Michael C. Volley

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

RE:

First Commonwealth Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 7, 2009

File No. 1-11138

Dear Mr. Volley:

First Commonwealth Financial Corporation (the “Company,” “we,” “our” or “us”) has received your letter dated May 18, 2009 containing comments on the Company’s above referenced Annual Report on Form 10-K, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 26, 2009 and Quarterly Report on Form 10-Q filed by the Company with the Commission on May 7, 2009. This letter responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

March 31, 2009 Form 10-Q

Financial Statements

Note 7 – Impairment of Investment Securities, page 12

United States Securities and

    Exchange Commission

June 2, 2009

1.	On page 20 you disclose that you use a discounted cash flow analysis to determine the fair value of your pooled trust preferred collateralized debt obligations. You also use a discounted cash flow analysis to provide the best estimate of credit related other-than-temporary impairment for these securities.

a)	Please provide us with the cash flow analysis used to determine the fair value of PreTSL XIII at March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in SFAS 157 and related interpretations. Specifically provide detailed information on how you determined the discount rate used and how you developed your liquidity adjustment.

The cash flow analysis used to determine the fair value of PreTSL XIII at March 31, 2009 is provided as Exhibit A.

In accordance with SFAS 157 and related interpretations, it is appropriate to determine fair value for trust preferred collateralized debt obligations using a discounted cash flow analysis since there has been little or no active trading in the market for these securities over the past nine months. As indicated in paragraph 30 of SFAS 157, it is appropriate to use our own assumptions about future cash flows and an appropriately risk-adjusted discount rate when determining fair value for a financial asset when relevant observable inputs are not available. In accordance with SFAS 157 and related interpretations, our primary focus in determining fair value is to identify the return that a market participant would require for comparable securities traded in the market.

The key assumptions used in measuring fair value include both the discount rate and variables used in preparing the cash flow projections. These variables include the estimate of future cash flows, credit worthiness of the underlying banks and determination of probability of default of the underlying collateral. The following provides additional information for each of these variables:

•

Estimate of Future Cash Flows – Cash flows are constructed in an INTEX cash flow model. INTEX is a proprietary cash flow model recognized as the industry standard for analyzing all types of collateralized debt obligations. It includes each deal’s structural features updated with trustee information, including asset-by-asset detail, as it becomes available. The modeled cash flows are then used to determine if all the scheduled principal and interest payments of our investments will be returned.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

•

Credit Analysis – A quarterly credit evaluation is performed for each of the 376 banks comprising the collateral across the various pooled trust preferred securities. Our credit evaluation considers all evidence available to us and includes the nature of the issuer’s business, its years of operating history, corporate structure, loan composition, loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. Our analysis focuses on profitability, return on assets, shareholders’ equity, net interest margin, credit quality ratios, operating efficiency, capital adequacy, and liquidity.

•

Probability of Default – A probability of default is determined for each bank and is used to calculate the expected impact of future deferrals and defaults on our expected cash flows. Each bank in the collateral pool is assigned a probability of default for each year until maturity. Banks currently in default or deferring interest payments are assigned a 100% probability of default. All other banks in the pool are assigned a probability of default based on their unique credit characteristics and market indicators. In all cases, a 10% projected recovery rate is applied to projected defaults. The probability of default is updated quarterly.

The discount rate used on March 31, 2009 for PreTSL XIII was based on the 3 month libor forward rate curve of 3.45% plus adjustments aggregating 1,278 basis points. The resulting all-in discount rate for PreTSL XIII (used for all periods in the cash flow projection) was therefore 16.23%.

In accordance with SFAS 157 and related interpretations, the discount rate is comprised of three components: market yield, nonperformance risk and liquidity risk. At March 31, 2009, the discount rate for PreTSL XIII was calculated as follows:

3 month libor	3.45%
Spread	9.82%
Market yield	13.27%
Nonperformance risk	.50%
Liquidity risk	2.46%
Total Discount Rate	16.23%

1)	Market Yield - Because there is not an active market for trust preferred securities, the baseline for determining an appropriate discount rate is the current market yield for comparable corporate credit products with a similar payment structure. Since PreTSL XIII is a libor based security, the determination of our market yield begins with the 3 month libor rate. At March 31, 2009, the market yield for PreTSL XIII was determined by reference to yields on 19 single issue trust preferred securities and therefore includes the

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

credit and liquidity risk associated with those securities. The banks included in the single issue trust preferred list were chosen because they share similar credit characteristics to the banks in our pooled trust preferred issues and these banks either issued into our pooled trust preferred securities or other similar pooled securities. Given all these factors, the single issue trust preferred securities provide a good data point for determining market yields for our pooled trust preferred securities. The average current market yield for the 19 securities reflects the exchange traded pricing levels as of March 31, 2009 and provides a spread of 982 basis points. Adding this spread to the 3 month libor average forward rate curve of 3.45% provides a total market yield of 13.27%.

The table below provides detail for the single issue trust preferred securities used in determining the average current market yield.

Single Issuer TruPS Pricing (3/31/2009)

Company	Cusip	Maturity	Coupon	Par	Price	Yield	Spread*
Associated Banc-Corp	00209E207	6/15/2032	7.63%	$25.00	$16.75	11.86%	8.627%
BancorpSouth, Inc.	05969E305	1/28/2032	8.15%	$25.00	$24.78	8.24%	5.006%
BB&T Corporation	05530J205	9/15/2063	8.95%	$25.00	$22.05	10.20%	6.965%
Capitol Bancorp Ltd.	14064B208	12/31/2027	8.50%	$10.00	$4.20	20.92%	17.683%
Citizens Republic Bancorp, Inc.	174687103	9/15/2066	7.50%	$25.00	$25.29	25.29%	22.054%
Independent Bank Corporation	44921B208	3/31/2033	8.25%	$25.00	$12.35	17.51%	14.274%
M&T Bank Corporation	55292C203	1/31/2068	8.50%	$25.00	$23.17	9.21%	5.976%
National Penn Bancshares, Inc.	62935R209	9/30/2032	7.85%	$25.00	$20.00	10.09%	6.853%
New York Community Bancorp, Inc.	64944P307	11/1/2051	6.00%	$50.00	$30.10	10.24%	6.998%
Old National Bancorp	67087Y209	4/15/2032	8.00%	$25.00	$21.75	9.55%	6.309%
Old Second Bancorp, Inc.	680280104	6/30/2033	7.80%	$10.00	$6.00	13.40%	10.160%
Popular, Inc.	73317W203	11/1/2033	6.70%	$25.00	$12.25	14.16%	10.926%
Regions Financial Corporation	7591EM107	6/15/2078	8.88%	$25.00	$16.20	13.79%	10.548%
Southwest Bancorp, Inc.	84480C205	9/15/2038	10.50%	$25.00	$24.20	10.92%	7.684%
Sterling Bancshares	85915Q206	9/26/2032	8.30%	$25.00	$19.27	11.00%	7.760%
Susquehanna Bancshares, Inc.	86910P201	12/12/2067	9.38%	$25.00	$22.00	10.15%	6.910%
Taylor Capital Group, Inc.	87216N205	10/21/2032	9.75%	$25.00	$11.67	21.12%	17.886%
Valley National Bancorp	92856Q203	12/15/2031	7.75%	$25.00	$20.11	9.98%	6.738%
Zions Bancorporation	989703202	9/1/2032	8.00%	$25.00	$19.72	10.51%	7.277%
* Calculated by subtracting the March 31, 2009 30-Year Swap rate of 3.237% from the yield				3/31/2009 Average			9.82%

2)	Nonperformance Risk - Per SFAS 157 and related interpretations, when determining fair value, our discount rate should include adjustments for appropriate nonperformance risk, which would incorporate both default and

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

collateral value risk. We accomplish this by stressing our collateral performance assumptions, with respect to defaults, recoveries and prepayments to evaluate how sensitive the cash flows are to changes in future collateral performance. On the basis of this stress test, we then adjust our market-based spread to reflect the relative risks associated with the security we are evaluating. This adjustment is determined by evaluating the strength of the collateral and the amount of cushion with respect to over collateralization and interest coverage test ratios. The level of nonperformance risk is based on management’s judgment of market expectations for risks identified in the stress test. The amount of nonperformance risk is determined as follows:

Stress Test Results as % of Default Curve	Non-Performance Risk (in basis points)
Less than 100%	300
101% - 149%	100
150% to 199%	50
200% and over	0

At March 31, 2009, the stress test for PreTSL XIII indicated impairment at 195% of the default curve. As a result, an additional 50 basis points was added to the market yield for PreTSL XIII to incorporate additional default and collateral value risk.

3) Liquidity Risk – Liquidity risk is captured in two ways. First the single issuer trust preferred spreads capture a significant amount of illiquidity as they are relatively illiquid. However, the illiquidity discount inherent in the single issuer securities does not fully address the liquidity issue of trust preferred collateralized debt obligations. Based on our judgment of current market conditions, we have added an additional adjustment to account for the liquidity risk equal to 25% of the average market yield spread for the single issuer trust preferred securities. As of March 31, 2009, this provided an additional 246 basis points (9.82% average market yield spread x 25%) spread for PreTSL XIII.

b)	Please provide us with the cash flow analysis used to evaluate PreTSL XIII for other-than-temporary impairment.

The cash flow analysis used to evaluate PreTSL XIII for other-than-temporary impairment as of March 31, 2009, is included as Exhibit B.

c)	We note your disclosure on page 17 of some of the variables in your discounted cash flow tests. Please revise your future filings as well as your response to identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

guidance in FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically ensure that you address the following in your response and future filings:

Internal Review Note: Per discussion with Mike Volley, SEC Staff Accountant, on May 19, 2009, the scope of our response to question 1c. can be limited to PreTSL XIII.

•	Discount rate – tell us how you determined the discount rate.

As provided for in paragraph 24 of FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” our pooled trust preferred collateralized debt obligations are assessed for other-than-temporary impairment within the scope of EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” and FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” by determining if an adverse change in cash flows expected to be collected has occurred.

In accordance with this guidance, when determining if there has been an adverse change in cash flows expected to be collected, the cash flows are discounted at a rate equal to the current yield used to accrete the beneficial interest. Therefore, because we are carrying this security at its par value we use the contractual interest rate on PreTSL XIII which is three month libor plus + 157 basis points.

•

Probability of default – tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these amounts to your assumptions. Also tell us whether you have assumed a 10% recovery rate for defaults that have already occurred and tell us the lag upon which you will recover the amounts.

In accordance with FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” we determine a probability of default for each issuer which allows us to incorporate into our analysis the possibility that some cash flows are not likely to be collected before an actual event of default or cash shortfall happens. We believe our assumptions are appropriate and consistent with FSP FAS 115-2 and FAS 124-2 as we incorporate the unique credit characteristics of each of the banks as well as other factors including but not limited to geographic footprint, local economic environment, nature of the issuers business, and years of operating history.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

Exhibit C provides information related to our assumptions for probability of defaults for each of the underlying banks in PreTSL XIII since September 30, 2008 which is when we determined the market for these securities became inactive.

The table below provides detail for the actual amount and percentage of deferrals and defaults experienced by PreTSL XIII by quarter, compared to the weighted average probability of default and projected annual deferrals and defaults used in our assumptions.

PreTSL XIII

Deferrals by Quarter

	Actual				Assumptions
	Deferral Amount (1)	% of Tot. Collateral	Total Collateral		Weighted Avg. Probability of Default-Yr 1	Projected Annual Deferral/Defaults (3)
September 30, 2008
[***]	2,000,000	0.4%
[***]	2,000,000	0.4%
Total Quarter	4,000,000	0.8%	511,600,000		4.9%	25,068,400

December 31, 2008
[***]	22,250,000	4.3%
[***]	6,000,000	1.2%
[***]	4,000,000	0.8%
[***]	5,000,000	1.0%
Total Quarter	37,250,000	7.3%	511,600,000		10.9%	55,764,400
Total Cumulative	41,250,000	8.1%

March 31, 2009
[***]	5,000,000	1.0%
[***]	7,500,000	1.5%
[***]	7,000,000	1.4%
Total Quarter	19,500,000	3.9%	501,700,000	(2)	15.6%	78,265,200
Total Cumulative	60,750,000	12.1%

(1)	There are currently no defaults in PreTSL XIII.

(2)	Change in Total Collateral from previous quarter is the result of $9.9M of the security being called in the first quarter of 2009.

(3)	Includes actual deferrals and projected deferrals and defaults for the next twelve months.

We assume a 100% probability of default for all deferrals and defaults. Our probability of defaults assumes a 10% recovery rate. Recovery is expected on a one year lag from the time of deferral or default.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

d)	Please identify the key differences between the cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant differences in the results between the two measures.

The cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support our other-than-temporary impairment assessment are the same with the exception of the discount rate. The discount rate in the fair value measurement is a market rate while the discount rate used in the other-than-temporary impairment assessment is the security’s accretion rate. Please refer to our response to items 1a and 1c above for additional information on the determination of the discount rate used in each of these analyses.

2.	Please tell us the facts and circumstances regarding the change in estimated cash flows from December 31, 2008 to March 31, 2009 which led to the impairments taken in the first quarter. Please identify the specific reason for the adverse change in cash flows for each security in which impairment was taken. We note PreTSL VI had excess subordination of 99% at December 31, 2008.

The change in estimated cash flows from December 31, 2008 to March 31, 2009 which led to the impairments taken in the first quarter is primarily related to increased deferral and default rates resulting from banks that deferred or defaulted on interest payments during the first quarter. Additional deferrals and defaults experienced in each of the securities for which impairment was taken in the first quarter of 2009 are as follows:

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

Deal	Amount (In thousands)	Issuer	Interest Payment	Probability of Default
PreTSL VI	$25,000	[***]	Projected Deferral	100%

PreTSL VII	$25,000	[***]	Projected Deferral	100%
	3,000	[***]	Projected Deferral	100%
	5,000	[***]	Projected Deferral	100%
	6,000	[***]	Projected Deferral	100%

	$39,000

PreTSL VIII	25,000	[***]	Projected Deferral	100%
	25,000	[***]	Projected Deferral	100%
	18,000	[***]	Projected Deferral	100%
	6,000	[***]	Projected Deferral	100%

	$74,000

MM COMM IX	6,000	[***]	Deferral	100%
	10,000	[***]	Projected Deferral	100%
	5,000	[***]	Cease & Desist	90%

	$21,000

The adverse change in cash flows for the above securities was primarily driven by deferrals of [***]. Additional detail for each of these financial institutions follows.

•	[***]

•	[***]

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

•	[***]

Although at December 31, 2008, PreTSL VI had excess subordination of 99%, the deferral of interest by [***] in the 1st quarter of 2009 resulted in an adverse change in cash flows because [***] accounts for 62.5% of the outstanding collateral in PreTSL VI.

Exhibit D provides additional detail related to the deferrals and defaults for each of the above referenced securities.

3.	Please tell us what information you received from the rating agencies supporting their ratings of your pooled trust preferred securities and tell us how you considered it as part of your analysis.

First Commonwealth does not subscribe to any rating agency services, therefore we have access to only public reports released by the rating agencies. These reports do not provide any detail that could be used in our analysis.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

First Commonwealth does monitor the overall credit ratings published by Fitch and Moody’s. In accordance with FSP FAS 115-2 and FAS 124-2, we consider this information as a resource when assessing the credit risk of our pooled trust preferred securities. However, we consider the results of our discounted cash flow analysis to be the determinative factor in our evaluation for other-than-temporary impairment.

4.	To the extent you have the information, please tell us the number of securities for which you estimated a lower probability of default as compared to Fitch or Moody’s. If you consistently had a lower estimate, please tell us why you believe this is reasonable and more appropriate.

First Commonwealth does not have this information available and is therefore unable to provide a comparison of our probability of defaults to those used by Fitch or Moody’s.

5.	Please tell us what procedures you perform related to securities with minimal excess subordination at a period end to determine that the security is temporarily impaired.

Our evaluation of impairment includes a stress test analysis which provides an estimate of excess subordination. We stress the cash flows of each pool by increasing current default assumptions to the level of defaults which results in an adverse change in estimated cash flows. This stressed breakpoint is then used to calculate excess subordination levels for each pooled trust preferred security. The results of the stress test allow management to identify those pools that are at a greater risk for a future break in cash flows.

Minimal excess subordination is assessed on a security by security basis. For those securities that have minimal excess subordination we review and challenge the deferral and default assumptions related to the underlying collateral. The assumptions were established primarily from our thorough credit analysis for each of underlying banks which we believe incorporates the increased risk and deterioration in the banking industry since September 2008. Additionally we discuss the credit of the weaker underlying banks with a credit analyst from the underwriter of the security. The underwriter has a thorough understanding of each of the banks and is able to provide valuable insight into the operations and direction of the banks. If our additional review and discussions with the underwriter support our initial deferral and default assumptions, as well as the resulting excess subordination level, then we determine that the security is temporarily impaired.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

6.	Please tell us how you considered subsequent events information as part of your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009.

As required under paragraph 10 of FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” our other-than-temporary impairment analysis incorporates all available information relevant to the collectibility of the security, including information about past events, current conditions, and reasonable and supportable forecasts. Additionally, paragraph 12b provides that judgment is required when determining whether impairment exists and that judgment is based on subjective as well as objective factors, including knowledge and experience about past and current events and assumptions about future events.

In order to properly monitor and incorporate all current events into our other-than-temporary impairment analysis, our treasury department receives regular updates from the underwriters of the trust preferred securities regarding credit issues and on a daily basis our credit analysis department monitors all public information for each of the 376 banks in our trust preferred securities. All information that becomes available prior to the issuance of financial statements is reviewed by management to determine what effect it has on estimates used in our other-than-temporary impairment analysis.

As we consider information and evaluate whether it would affect our other-than-temporary impairment analysis, we follow the guidance in AU section 560, “Subsequent Events,” of the AICPA Codification of Statements on Auditing Standards.

We evaluated deferrals, defaults or other events that occurred subsequent to December 31, 2008 and March 31, 2009, and determined if the event related to conditions that existed at the balance sheet date and whether it affected the estimates inherent in our other-than-temporary impairment analysis. If so, our financial statements would be adjusted to incorporate the effect of those events. If not, no adjustment would be made to our financial statements, but consideration would be given to whether additional disclosures would be required in order to keep the financial statements from being misleading.

Our review of subsequent events as of December 31, 2008 included the February events noted in our response to question 2 related to [***]. The events were considered and determined not to be conditions that existed at the balance sheet date. However, our review as of March 31, 2009 did incorporate the affect of the April 17, 2009 Cease and Desist order entered into between [***] and the FDIC.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

Form 8-K filed April 23, 2009

7.	In your press release you identify core net income, core return on average equity, core return on average assets and core non-interest income as non-GAAP measures. These measures exclude securities impairment losses and securities gains and losses. These measures appear to smooth a measurement of earnings. Please provide us with your support and revise your future filings to:

a)	Clearly label these measures as non-GAAP each time they are presented;

b)	Disclose the material limitations associated with use of the financial measure as compared to the use of the most directly comparable GAAP financial measure; and

c)	Disclose the manner in which management compensates for these limitations when using the financial measure.

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site.

As a matter of practice, the Company reviews and considers the requirements of Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K in connection with the disclosure of non-GAAP earnings measures. The Company is aware that it is not appropriate to eliminate recurring items from the most comparable GAAP financial measure in an attempt to smooth earnings. However, we do not believe that the non-GAAP financial measures that the Company presents in its earnings release have the effect of smoothing earnings. We believe that the presentation of such measures instead provides useful information to investors regarding our results of operations for the reasons described below.

The Company does not include any non-GAAP financial measures in documents that are “filed” with the Commission, but only in its earnings releases, and recognizes that Instruction 2 to Item 2.02 of Form 8-K applies paragraph (e)(1)(i) of Item 10 of Regulation S-K to such disclosures. Accordingly, the Company focuses on ensuring that its earnings releases include the four elements mandated by Item 10(e)(1)(i), namely:

(A) A presentation of the most directly comparable financial measure or measures calculated in accordance with GAAP presented with equal or greater prominence (see the body of the April 23, 2009 earnings release, where each reference to a non-GAAP measure is presented in close proximity to the most directly comparable GAAP financial measure);

(B) A reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measures (see the table captioned “Reconciliation of GAAP to Non-GAAP” included in the financial tables of the April 23, 2009 earnings release);

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

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June 2, 2009

(C) A statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding the company’s financial conditions and results of operations (see the paragraph captioned “Use of Non-GAAP Financial Measure” on page 5 of the April 23, 2009 earnings release); and

(D) To the extent material, a statement disclosing the additional purposes, if any, for which management uses the financial measure (see the paragraph captioned “Use of Non-GAAP Financial Measure” on page 5 of the April 23, 2009 earnings release).

With these disclosures, the Company believes that it has addressed the requirements related to non-GAAP financial measures under Item 10(e)(1)(i).

In addition, the Company believes that its presentation of core earnings measurements complies with the principles outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, because these disclosures are not presented in an attempt to smooth earnings. Rather, these non-GAAP financial measures are presented to improve transparency and to allow for more meaningful and consistent period-to-period and company-to-company comparisons than similar GAAP measures. Items that are excluded from core earnings measurements, such as securities gains, losses and impairment charges, restructuring charges, merger and integration charges and gains or losses from the sale of assets, are a reflection of market conditions, unusual transactions and other factors, rather than the performance of First Commonwealth’s core banking franchise. Because these items are not considered to be central to First Commonwealth’s ongoing operating results, management and the Board of Directors utilize core earnings measurements rather than GAAP earnings in a variety of contexts when managing and monitoring First Commonwealth’s businesses, including the preparation of operating plans and budgets, the calculation of performance-based annual incentive bonuses for executives and the establishment, reporting and monitoring of internal performance targets and presentations to investors of company performance.

While we believe that our prior disclosures represent the Company’s good faith application of relevant rules and guidelines, in order to improve the quality of these disclosures, consistent with the Staff’s request, we will enhance the disclosure accompanying the non-GAAP information in future earnings releases as described in the following paragraphs. In addition to these disclosures, we will consistently present GAAP financial measures before non-GAAP financial measures to ensure that the GAAP financial measures are presented with greater prominence than the non-GAAP measures.

The remainder of our response sets forth the text of our proposed disclosure.

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

The table below presents computations of earnings and certain other financial measures excluding securities gains, losses and impairment charges (non-GAAP financial measures). These items are included in financial results presented in accordance with generally accepted accounting principles (GAAP financial measures). First Commonwealth believes the exclusion of these items when expressing non-GAAP financial measures such as “core net income,” “core earnings per share,” “core return on average equity,” “core return on average assets,” and “core non-interest income”, provides a meaningful basis for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the operating results of First Commonwealth. These non-GAAP financial measures are also used by management to assess the performance of First Commonwealth’s business, because management does not consider the items excluded from the non-GAAP measures to be central to ongoing operating results. Specifically, management and the Board of Directors utilize these non-GAAP financial measures for the following purposes:

•	preparation of operating plans and budgets;

•	calculation of performance-based annual incentive bonuses for executives;

•	establishing, reporting and monitoring of internal performance targets; and

•	presentations to investors of company performance.

First Commonwealth believes that presenting these non-GAAP financial measures will permit investors to assess the performance of the company on the same basis as that applied by management and the Board of Directors.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, First Commonwealth has policies in place to address the types of items that are excluded from non-GAAP (core) measurements of earnings and procedures in place to approve and segregate these items from other normal operating expenses to ensure that the company’s operating results are properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes securities gains, losses and impairment charges does not represent the amount that effectively accrues directly to shareholders (i.e., these items do impact earnings, regulatory capital and shareholders’ equity).

*    *    *

In connection with the foregoing responses, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

United States Securities and

    Exchange Commission

June 2, 2009

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (724) 463-4724.

Sincerely,

/s/ Edward J. Lipkus, III
Edward J. Lipkus, III
Executive Vice President and
Chief Financial Officer

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit A

First Commonwealth Financial Corporation

PreTSL XIII

Cash Flow Analysis Used to Determine Fair Value

						Class:	B1	Price:	30.61%
				WAL:	25.00	Spread:	1278
						Par:	98,350,000.00

Cashflows			3						30,107,225.20
Period	Date	Daycount	LIBOR 3MO	Principal	Interest	Cash Flow	Balance	DF	PV
Total				98,350,000.00	125,505,850.00	223,855,850.00
0	3/24/2009			-	-	-	98,350,000.00	1.000
1	6/24/2009	92	1.316	-	725,271.04	725,271.04	98,350,000.00	0.9652	700,053.59
2	9/24/2009	92	1.858	-	861,564.33	861,564.33	98,350,000.00	0.9304	801,621.00
3	12/24/2009	91	2.288	-	959,147.72	959,147.72	98,350,000.00	0.8963	859,671.20
4	3/24/2010	90	2.361	-	966,489.14	966,489.14	98,350,000.00	0.8636	834,657.72
5	6/24/2010	92	2.576	-	1,042,083.96	1,042,083.96	98,350,000.00	0.8310	865,958.05
6	9/24/2010	92	1.908	-	874,115.94	874,115.94	98,350,000.00	0.8009	700,100.16
7	12/24/2010	91	1.037	-	648,116.56	648,116.56	98,350,000.00	0.7739	501,573.80
8	3/24/2011	90	0.557	-	523,074.97	523,074.97	98,350,000.00	0.7489	391,742.73
9	6/24/2011	92	0.876	-	614,650.26	614,650.26	98,350,000.00	0.7237	444,803.08
10	9/26/2011	94	1.877	-	885,131.64	885,131.64	98,350,000.00	0.6970	616,931.74
11	12/29/2011	94	2.841	-	1,132,692.34	1,132,692.34	98,350,000.00	0.6697	758,541.15
12	3/26/2012	88	3.514	-	1,222,354.19	1,222,354.19	98,350,000.00	0.6440	787,229.85
13	6/25/2012	91	3.704	-	1,311,191.31	1,311,191.31	98,350,000.00	0.6183	810,664.42
14	9/24/2012	91	3.521	-	1,265,630.86	1,265,630.86	98,350,000.00	0.5938	751,529.18
15	12/24/2012	91	3.373	-	1,228,800.98	1,228,800.98	98,350,000.00	0.5705	701,035.98
16	3/25/2013	91	3.346	-	1,222,150.99	1,222,150.99	98,350,000.00	0.5482	669,933.67
17	6/24/2013	91	3.490	-	1,258,052.57	1,258,052.57	98,350,000.00	0.5265	662,371.47
18	9/24/2013	92	3.743	-	1,335,300.18	1,335,300.18	98,350,000.00	0.5052	674,559.60
19	12/24/2013	91	3.940	-	1,369,827.74	1,369,827.74	98,350,000.00	0.4847	663,940.93
20	3/24/2014	90	4.049	-	1,381,538.43	1,381,538.43	98,350,000.00	0.4651	642,582.16
21	6/24/2014	92	4.050	-	1,412,644.70	1,412,644.70	98,350,000.00	0.4459	629,955.18
22	9/24/2014	92	3.987	-	1,396,606.26	1,396,606.26	98,350,000.00	0.4276	597,213.51
23	12/24/2014	91	3.949	-	1,372,047.80	1,372,047.80	98,350,000.00	0.4103	562,908.15
24	3/24/2015	90	3.956	-	1,358,710.17	1,358,710.17	98,350,000.00	0.3938	535,049.63
25	6/24/2015	92	4.019	-	1,404,626.48	1,404,626.48	98,350,000.00	0.3776	530,362.81
26	9/24/2015	92	4.109	-	1,427,315.35	1,427,315.35	98,350,000.00	0.3620	516,631.71
27	12/24/2015	91	4.169	-	1,426,773.90	1,426,773.90	98,350,000.00	0.3471	495,218.82
28	3/24/2016	91	4.189	-	1,431,765.18	1,431,765.18	98,350,000.00	0.3328	476,511.64
29	6/24/2016	92	4.164	-	1,441,227.46	1,441,227.46	98,350,000.00	0.3190	459,752.68
30	9/26/2016	94	4.116	-	1,460,124.61	1,460,124.61	98,350,000.00	0.3055	446,100.38
31	12/29/2016	94	4.085	-	1,452,285.45	1,452,285.45	98,350,000.00	0.2926	424,990.03
32	3/24/2017	85	4.081	-	1,312,133.12	1,312,133.12	98,350,000.00	0.2814	369,275.82
33	6/26/2017	94	4.106	-	1,457,561.21	1,457,561.21	98,350,000.00	0.2695	392,881.47
34	9/25/2017	91	4.149	-	1,421,699.58	1,421,699.58	98,350,000.00	0.2585	367,489.49
35	12/28/2017	94	4.184	-	1,477,751.30	1,477,751.30	98,350,000.00	0.2475	365,775.69
36	3/26/2018	88	4.210	-	1,389,572.86	1,389,572.86	98,350,000.00	0.2377	330,234.60
37	6/25/2018	91	4.224	-	1,440,526.59	1,440,526.59	98,350,000.00	0.2279	328,235.21
38	9/24/2018	91	4.226	-	1,440,960.16	1,440,960.16	98,350,000.00	0.2185	314,801.40
39	12/24/2018	91	4.213	-	1,437,774.76	1,437,774.76	98,350,000.00	0.2095	301,168.69
40	3/25/2019	91	4.185	-	1,430,676.78	1,430,676.78	98,350,000.00	0.2009	287,359.02
41	6/24/2019	91	4.140	-	1,419,437.01	1,419,437.01	98,350,000.00	0.1926	273,408.09
42	9/24/2019	92	4.088	-	1,422,088.00	1,422,088.00	98,350,000.00	0.1847	262,598.81
43	12/24/2019	91	4.048	-	1,396,777.98	1,396,777.98	98,350,000.00	0.1771	247,401.06
44	3/24/2020	91	4.024	-	1,390,706.00	1,390,706.00	98,350,000.00	0.1699	236,288.79
45	6/24/2020	92	4.017	-	1,404,121.79	1,404,121.79	98,350,000.00	0.1629	228,749.25
46	9/24/2020	92	4.023	-	1,405,713.02	1,405,713.02	98,350,000.00	0.1562	219,579.57
47	12/24/2020	91	4.036	-	1,393,769.59	1,393,769.59	98,350,000.00	0.1498	208,836.73
48	3/24/2021	90	4.057	-	1,383,498.06	1,383,498.06	98,350,000.00	0.1438	198,924.54
49	6/24/2021	92	4.085	-	1,421,292.76	1,421,292.76	98,350,000.00	0.1378	195,915.03
50	9/24/2021	92	4.107	-	1,426,946.88	1,426,946.88	98,350,000.00	0.1321	188,556.92
51	12/24/2021	91	4.102	-	1,410,131.16	1,410,131.16	98,350,000.00	0.1267	178,708.63
52	3/24/2022	90	4.065	-	1,385,513.74	1,385,513.74	98,350,000.00	0.1216	168,493.14
53	6/24/2022	92	3.994	-	1,398,481.00	1,398,481.00	98,350,000.00	0.1166	163,079.34
54	9/26/2022	94	3.910	-	1,407,226.58	1,407,226.58	98,350,000.00	0.1117	157,246.54
55	12/29/2022	94	3.847	-	1,391,165.62	1,391,165.62	98,350,000.00	0.1071	148,983.64
56	3/24/2023	85	3.812	-	1,249,701.35	1,249,701.35	98,350,000.00	0.1031	128,788.60
57	6/26/2023	94	3.805	-	1,380,301.83	1,380,301.83	98,350,000.00	0.0988	136,343.33
58	9/25/2023	91	3.812	-	1,338,112.96	1,338,112.96	98,350,000.00	0.0948	126,855.43
59	12/28/2023	94	3.808	-	1,381,207.83	1,381,207.83	98,350,000.00	0.0909	125,504.74
60	3/25/2024	88	3.790	-	1,288,586.73	1,288,586.73	98,350,000.00	0.0873	112,530.66
61	6/24/2024	91	3.756	-	1,324,072.13	1,324,072.13	98,350,000.00	0.0838	110,990.25
62	9/24/2024	92	3.712	-	1,327,559.19	1,327,559.19	98,350,000.00	0.0804	106,782.10
63	12/24/2024	91	3.667	-	1,302,020.95	1,302,020.95	98,350,000.00	0.0772	100,547.66
64	3/24/2025	90	3.623	-	1,276,803.55	1,276,803.55	98,350,000.00	0.0742	94,716.22

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit A

First Commonwealth Financial Corporation

PreTSL XIII

Cash Flow Analysis Used to Determine Fair Value

						Class:	B1	Price:	30.61%
				WAL:	25.00	Spread:	1278
						Par:	98,350,000.00

Cashflows			3						30,107,225.20
Period	Date	Daycount	LIBOR 3MO	Principal	Interest	Cash Flow	Balance	DF	PV
65	6/24/2025	92	3.579	-	1,294,145.70	1,294,145.70	98,350,000.00	0.0712	92,150.23
66	9/24/2025	92	3.536	-	1,283,276.30	1,283,276.30	98,350,000.00	0.0684	87,718.76
67	12/24/2025	91	3.493	-	1,258,778.01	1,258,778.01	98,350,000.00	0.0657	82,644.56
68	3/24/2026	90	3.452	-	1,234,752.04	1,234,752.04	98,350,000.00	0.0631	77,905.76
69	6/24/2026	92	3.412	-	1,252,060.26	1,252,060.26	98,350,000.00	0.0606	75,858.88
70	9/24/2026	92	3.373	-	1,242,258.04	1,242,258.04	98,350,000.00	0.0582	72,281.31
71	12/24/2026	91	3.335	-	1,219,422.53	1,219,422.53	98,350,000.00	0.0559	68,175.48
72	3/24/2027	90	3.299	-	1,197,200.04	1,197,200.04	98,350,000.00	0.0537	64,346.47
73	6/24/2027	92	3.265	-	1,215,257.46	1,215,257.46	98,350,000.00	0.0516	62,744.23
74	9/24/2027	92	3.233	-	1,207,193.75	1,207,193.75	98,350,000.00	0.0496	59,877.58
75	12/24/2027	91	3.203	-	1,186,566.39	1,186,566.39	98,350,000.00	0.0477	56,568.99
76	3/24/2028	91	3.175	-	1,179,687.19	1,179,687.19	98,350,000.00	0.0458	54,060.70
77	6/26/2028	94	3.151	-	1,212,355.13	1,212,355.13	98,350,000.00	0.0440	53,338.98
78	9/25/2028	91	3.129	-	1,168,096.14	1,168,096.14	98,350,000.00	0.0423	49,405.02
79	12/28/2028	94	3.105	-	1,200,629.77	1,200,629.77	98,350,000.00	0.0406	48,758.61
80	3/26/2029	88	3.088	-	1,119,856.35	1,119,856.35	98,350,000.00	0.0391	43,780.16
81	6/25/2029	91	3.088	-	1,158,125.76	1,158,125.76	98,350,000.00	0.0376	43,530.20
82	9/24/2029	91	3.101	-	1,161,236.08	1,161,236.08	98,350,000.00	0.0361	41,962.58
83	12/24/2029	91	3.115	-	1,164,652.93	1,164,652.93	98,350,000.00	0.0347	40,460.42
84	3/25/2030	91	3.129	-	1,168,132.43	1,168,132.43	98,350,000.00	0.0334	39,012.47
85	6/24/2030	91	3.143	-	1,171,666.63	1,171,666.63	98,350,000.00	0.0321	37,616.45
86	9/24/2030	92	3.157	-	1,188,163.13	1,188,163.13	98,350,000.00	0.0308	36,653.23
87	12/24/2030	91	3.172	-	1,178,869.52	1,178,869.52	98,350,000.00	0.0297	34,956.97
88	3/24/2031	90	3.187	-	1,169,527.80	1,169,527.80	98,350,000.00	0.0285	33,348.79
89	6/24/2031	92	3.201	-	1,199,235.36	1,199,235.36	98,350,000.00	0.0274	32,854.09
90	9/24/2031	92	3.216	-	1,202,970.51	1,202,970.51	98,350,000.00	0.0263	31,662.10
91	12/24/2031	91	3.231	-	1,193,598.24	1,193,598.24	98,350,000.00	0.0253	30,193.41
92	3/24/2032	91	3.246	-	1,197,303.47	1,197,303.47	98,350,000.00	0.0243	29,107.97
93	6/24/2032	92	3.261	-	1,214,200.58	1,214,200.58	98,350,000.00	0.0234	28,356.33
94	9/24/2032	92	3.276	-	1,217,926.68	1,217,926.68	98,350,000.00	0.0224	27,322.28
95	12/24/2032	91	3.290	-	1,208,352.56	1,208,352.56	98,350,000.00	0.0216	26,049.31
96	3/24/2033	90	3.305	-	1,198,669.64	1,198,669.64	98,350,000.00	0.0207	24,841.62
97	6/24/2033	92	3.320	-	1,228,945.12	1,228,945.12	98,350,000.00	0.0199	24,462.58
98	9/26/2033	94	3.334	-	1,259,333.60	1,259,333.60	98,350,000.00	0.0191	24,055.34
99	12/29/2033	94	3.348	-	1,262,952.21	1,262,952.21	98,350,000.00	0.0183	23,149.59
100	3/24/2034	85	3.362	98,350,000.00	1,145,248.13	99,495,248.13	-	0.0177	1,756,767.28

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit A

First Commonwealth Financial Corporation

PreTSL XIII

Assumptions-Collateral for Fair Value Cash Flows

				Default Probabilities (3/31/2009)
Asset Name	Issuer Name	Recovery	Current Balance	Y1	Y2	Y 3-5	Y6-10	Y 11-20	Y 21+
Issuer 1	[***]	10%	$5,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 2	[***]	10%	$4,500,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 3	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 4	[***]	10%	$7,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 5	[***]	10%	$5,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 6	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 7	[***]	10%	$18,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 8	[***]	10%	$5,000,000	10.00%	8.00%	0.90%	0.50%	0.50%	0.50%
Issuer 9	[***]	10%	$6,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 10	[***]	10%	$4,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 11	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 12	[***]	10%	$4,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 13	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 14	[***]	10%	$2,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 15	[***]	10%	$22,250,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 16	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 17	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 18	[***]	10%	$12,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 19	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 20	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 21-x1	[***]	10%	$2,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 21-x2	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 22	[***]	10%	$10,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 23	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 24	[***]	10%	$7,500,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 25	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 26	[***]	10%	$3,000,000	12.00%	8.00%	1.25%	0.50%	0.50%	0.50%
Issuer 27	[***]	10%	$4,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 28	[***]	10%	$7,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 29	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 30	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 31	[***]	10%	$10,000,000	8.00%	6.00%	0.70%	0.47%	0.47%	0.47%
Issuer 32	[***]	10%	$15,000,000	10.00%	5.00%	1.25%	0.50%	0.50%	0.50%
Issuer 33-x1	[***]	10%	$2,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 33-x2	[***]	10%	$2,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 34	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 35	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 36	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 37	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 38	[***]	10%	$25,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 39	[***]	10%	$6,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 40	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 41	[***]	10%	$2,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 42	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 43	[***]	10%	$5,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 44	[***]	10%	$7,500,000	15.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 45	[***]	10%	$15,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 46	[***]	10%	$3,500,000	14.50%	9.75%	1.25%	0.50%	0.50%	0.50%
Issuer 47	[***]	10%	$10,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 48	[***]	10%	$3,500,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 49	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 50	[***]	10%	$4,000,000	7.30%	4.95%	0.90%	0.50%	0.50%	0.50%
Issuer 51	[***]	10%	$3,500,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 52	[***]	10%	$15,000,000	1.30%	0.95%	0.70%	0.47%	0.47%	0.47%
Issuer 53	[***]	10%	$10,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 54	[***]	10%	$7,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 55	[***]	10%	$10,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 56	[***]	10%	$5,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 58	[***]	10%	$25,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 59	[***]	10%	$15,000,000	11.00%	7.00%	1.25%	0.50%	0.50%	0.50%
Issuer 60	[***]	10%	$5,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 61	[***]	10%	$7,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 62	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 63	[***]	10%	$10,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 64	[***]	10%	$10,000,000	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 65	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 66	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 67	[***]	10%	$8,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 68	[***]	10%	$2,250,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 69	[***]	10%	$6,000,000	35.00%	15.00%	1.25%	0.50%	0.50%	0.50%
Issuer 70	[***]	10%	$2,700,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit B

First Commonwealth Financial Corporation

PreTSL XIII

Cash Flow Analysis Used to Determine Other-than-Temporary Impairment

						Class:	B1	Price:	100.00%
				WAL:	25.00	Spread:	157
						Par:	98,350,000.00
Cashflows			3						98,350,000.04
Period	Date	Daycount	LIBOR 3MO	Principal	Interest	Cash Flow	Balance	DF	PV
Total				98,350,000.00	125,505,850.00	223,855,850.00
0	3/24/2009			-	-	-	98,350,000.00	1.000
1	6/24/2009	92	1.316	-	725,271.04	725,271.04	98,350,000.00	0.9927	719,961.76
2	9/24/2009	92	1.858	-	861,564.33	861,564.33	98,350,000.00	0.9841	847,830.18
3	12/24/2009	91	2.288	-	959,147.72	959,147.72	98,350,000.00	0.9746	934,742.03
4	3/24/2010	90	2.361	-	966,489.14	966,489.14	98,350,000.00	0.9651	932,730.67
5	6/24/2010	92	2.576	-	1,042,083.96	1,042,083.96	98,350,000.00	0.9550	995,140.85
6	9/24/2010	92	1.908	-	874,115.94	874,115.94	98,350,000.00	0.9465	827,385.70
7	12/24/2010	91	1.037	-	648,116.56	648,116.56	98,350,000.00	0.9403	609,452.02
8	3/24/2011	90	0.557	-	523,074.97	523,074.97	98,350,000.00	0.9354	489,267.83
9	6/24/2011	92	0.876	-	614,650.26	614,650.26	98,350,000.00	0.9296	571,353.73
10	9/26/2011	94	1.877	-	885,131.64	885,131.64	98,350,000.00	0.9213	815,443.31
11	12/29/2011	94	2.841	-	1,132,692.34	1,132,692.34	98,350,000.00	0.9108	1,031,631.77
12	3/26/2012	88	3.514	-	1,222,354.19	1,222,354.19	98,350,000.00	0.8996	1,099,627.01
13	6/25/2012	91	3.704	-	1,311,191.31	1,311,191.31	98,350,000.00	0.8878	1,164,026.01
14	9/24/2012	91	3.521	-	1,265,630.86	1,265,630.86	98,350,000.00	0.8765	1,109,303.94
15	12/24/2012	91	3.373	-	1,228,800.98	1,228,800.98	98,350,000.00	0.8657	1,063,732.72
16	3/25/2013	91	3.346	-	1,222,150.99	1,222,150.99	98,350,000.00	0.8550	1,044,990.42
17	6/24/2013	91	3.490	-	1,258,052.57	1,258,052.57	98,350,000.00	0.8442	1,062,101.81
18	9/24/2013	92	3.743	-	1,335,300.18	1,335,300.18	98,350,000.00	0.8329	1,112,216.95
19	12/24/2013	91	3.940	-	1,369,827.74	1,369,827.74	98,350,000.00	0.8215	1,125,302.81
20	3/24/2014	90	4.049	-	1,381,538.43	1,381,538.43	98,350,000.00	0.8101	1,119,201.45
21	6/24/2014	92	4.050	-	1,412,644.70	1,412,644.70	98,350,000.00	0.7986	1,128,196.24
22	9/24/2014	92	3.987	-	1,396,606.26	1,396,606.26	98,350,000.00	0.7875	1,099,770.14
23	12/24/2014	91	3.949	-	1,372,047.80	1,372,047.80	98,350,000.00	0.7766	1,065,566.01
24	3/24/2015	90	3.956	-	1,358,710.17	1,358,710.17	98,350,000.00	0.7660	1,040,828.58
25	6/24/2015	92	4.019	-	1,404,626.48	1,404,626.48	98,350,000.00	0.7553	1,060,851.39
26	9/24/2015	92	4.109	-	1,427,315.35	1,427,315.35	98,350,000.00	0.7445	1,062,566.66
27	12/24/2015	91	4.169	-	1,426,773.90	1,426,773.90	98,350,000.00	0.7338	1,046,975.00
28	3/24/2016	91	4.189	-	1,431,765.18	1,431,765.18	98,350,000.00	0.7233	1,035,562.07
29	6/24/2016	92	4.164	-	1,441,227.46	1,441,227.46	98,350,000.00	0.7128	1,027,351.04
30	9/26/2016	94	4.116	-	1,460,124.61	1,460,124.61	98,350,000.00	0.7024	1,025,595.31
31	12/29/2016	94	4.085	-	1,452,285.45	1,452,285.45	98,350,000.00	0.6922	1,005,245.11
32	3/24/2017	85	4.081	-	1,312,133.12	1,312,133.12	98,350,000.00	0.6831	896,276.61
33	6/26/2017	94	4.106	-	1,457,561.21	1,457,561.21	98,350,000.00	0.6731	981,074.28
34	9/25/2017	91	4.149	-	1,421,699.58	1,421,699.58	98,350,000.00	0.6635	943,300.18
35	12/28/2017	94	4.184	-	1,477,751.30	1,477,751.30	98,350,000.00	0.6537	965,976.38
36	3/26/2018	88	4.210	-	1,389,572.86	1,389,572.86	98,350,000.00	0.6446	895,680.96
37	6/25/2018	91	4.224	-	1,440,526.59	1,440,526.59	98,350,000.00	0.6353	915,120.63
38	9/24/2018	91	4.226	-	1,440,960.16	1,440,960.16	98,350,000.00	0.6261	902,177.94
39	12/24/2018	91	4.213	-	1,437,774.76	1,437,774.76	98,350,000.00	0.6171	887,213.44
40	3/25/2019	91	4.185	-	1,430,676.78	1,430,676.78	98,350,000.00	0.6082	870,175.20
41	6/24/2019	91	4.140	-	1,419,437.01	1,419,437.01	98,350,000.00	0.5996	851,056.01
42	9/24/2019	92	4.088	-	1,422,088.00	1,422,088.00	98,350,000.00	0.5910	840,492.40
43	12/24/2019	91	4.048	-	1,396,777.98	1,396,777.98	98,350,000.00	0.5828	813,973.36
44	3/24/2020	91	4.024	-	1,390,706.00	1,390,706.00	98,350,000.00	0.5746	799,134.84
45	6/24/2020	92	4.017	-	1,404,121.79	1,404,121.79	98,350,000.00	0.5665	795,486.90
46	9/24/2020	92	4.023	-	1,405,713.02	1,405,713.02	98,350,000.00	0.5586	785,166.04
47	12/24/2020	91	4.036	-	1,393,769.59	1,393,769.59	98,350,000.00	0.5507	767,616.69
48	3/24/2021	90	4.057	-	1,383,498.06	1,383,498.06	98,350,000.00	0.5431	751,389.79
49	6/24/2021	92	4.085	-	1,421,292.76	1,421,292.76	98,350,000.00	0.5354	760,920.08
50	9/24/2021	92	4.107	-	1,426,946.88	1,426,946.88	98,350,000.00	0.5277	753,021.65
51	12/24/2021	91	4.102	-	1,410,131.16	1,410,131.16	98,350,000.00	0.5203	733,629.05
52	3/24/2022	90	4.065	-	1,385,513.74	1,385,513.74	98,350,000.00	0.5130	710,808.12
53	6/24/2022	92	3.994	-	1,398,481.00	1,398,481.00	98,350,000.00	0.5058	707,401.84
54	9/26/2022	94	3.910	-	1,407,226.58	1,407,226.58	98,350,000.00	0.4987	701,784.29
55	12/29/2022	94	3.847	-	1,391,165.62	1,391,165.62	98,350,000.00	0.4917	684,098.09
56	3/24/2023	85	3.812	-	1,249,701.35	1,249,701.35	98,350,000.00	0.4856	606,823.10
57	6/26/2023	94	3.805	-	1,380,301.83	1,380,301.83	98,350,000.00	0.4789	660,963.02
58	9/25/2023	91	3.812	-	1,338,112.96	1,338,112.96	98,350,000.00	0.4724	632,159.78
59	12/28/2023	94	3.808	-	1,381,207.83	1,381,207.83	98,350,000.00	0.4659	643,482.00
60	3/25/2024	88	3.790	-	1,288,586.73	1,288,586.73	98,350,000.00	0.4599	592,567.51
61	6/24/2024	91	3.756	-	1,324,072.13	1,324,072.13	98,350,000.00	0.4537	600,797.32
62	9/24/2024	92	3.712	-	1,327,559.19	1,327,559.19	98,350,000.00	0.4477	594,356.76
63	12/24/2024	91	3.667	-	1,302,020.95	1,302,020.95	98,350,000.00	0.4419	575,306.84
64	3/24/2025	90	3.623	-	1,276,803.55	1,276,803.55	98,350,000.00	0.4362	556,934.10
65	6/24/2025	92	3.579	-	1,294,145.70	1,294,145.70	98,350,000.00	0.4305	557,167.12
66	9/24/2025	92	3.536	-	1,283,276.30	1,283,276.30	98,350,000.00	0.4250	545,371.49
67	12/24/2025	91	3.493	-	1,258,778.01	1,258,778.01	98,350,000.00	0.4196	528,199.71
68	3/24/2026	90	3.452	-	1,234,752.04	1,234,752.04	98,350,000.00	0.4144	511,693.95
69	6/24/2026	92	3.412	-	1,252,060.26	1,252,060.26	98,350,000.00	0.4092	512,344.18
70	9/24/2026	92	3.373	-	1,242,258.04	1,242,258.04	98,350,000.00	0.4041	501,992.44

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit B

First Commonwealth Financial Corporation

PreTSL XIII

Cash Flow Analysis Used to Determine Other-than-Temporary Impairment

						Class:	B1	Price:	100.00%
				WAL:	25.00	Spread:	157
						Par:	98,350,000.00

Cashflows			3						98,350,000.04
Period	Date	Daycount	LIBOR 3MO	Principal	Interest	Cash Flow	Balance	DF	PV
71	12/24/2026	91	3.335	-	1,219,422.53	1,219,422.53	98,350,000.00	0.3991	486,729.81
72	3/24/2027	90	3.299	-	1,197,200.04	1,197,200.04	98,350,000.00	0.3943	472,112.80
73	6/24/2027	92	3.265	-	1,215,257.46	1,215,257.46	98,350,000.00	0.3895	473,384.34
74	9/24/2027	92	3.233	-	1,207,193.75	1,207,193.75	98,350,000.00	0.3848	464,541.25
75	12/24/2027	91	3.203	-	1,186,566.39	1,186,566.39	98,350,000.00	0.3802	451,160.49
76	3/24/2028	91	3.175	-	1,179,687.19	1,179,687.19	98,350,000.00	0.3757	443,228.43
77	6/26/2028	94	3.151	-	1,212,355.13	1,212,355.13	98,350,000.00	0.3711	449,955.75
78	9/25/2028	91	3.129	-	1,168,096.14	1,168,096.14	98,350,000.00	0.3668	428,440.82
79	12/28/2028	94	3.105	-	1,200,629.77	1,200,629.77	98,350,000.00	0.3624	435,062.56
80	3/26/2029	88	3.088	-	1,119,856.35	1,119,856.35	98,350,000.00	0.3583	401,224.82
81	6/25/2029	91	3.088	-	1,158,125.76	1,158,125.76	98,350,000.00	0.3541	410,106.84
82	9/24/2029	91	3.101	-	1,161,236.08	1,161,236.08	98,350,000.00	0.3500	406,409.70
83	12/24/2029	91	3.115	-	1,164,652.93	1,164,652.93	98,350,000.00	0.3459	402,835.18
84	3/25/2030	91	3.129	-	1,168,132.43	1,168,132.43	98,350,000.00	0.3418	399,296.13
85	6/24/2030	91	3.143	-	1,171,666.63	1,171,666.63	98,350,000.00	0.3378	395,789.08
86	9/24/2030	92	3.157	-	1,188,163.13	1,188,163.13	98,350,000.00	0.3338	396,570.64
87	12/24/2030	91	3.172	-	1,178,869.52	1,178,869.52	98,350,000.00	0.3298	388,808.29
88	3/24/2031	90	3.187	-	1,169,527.80	1,169,527.80	98,350,000.00	0.3259	381,194.29
89	6/24/2031	92	3.201	-	1,199,235.36	1,199,235.36	98,350,000.00	0.3220	386,168.37
90	9/24/2031	92	3.216	-	1,202,970.51	1,202,970.51	98,350,000.00	0.3181	382,690.25
91	12/24/2031	91	3.231	-	1,193,598.24	1,193,598.24	98,350,000.00	0.3143	375,155.75
92	3/24/2032	91	3.246	-	1,197,303.47	1,197,303.47	98,350,000.00	0.3105	371,794.14
93	6/24/2032	92	3.261	-	1,214,200.58	1,214,200.58	98,350,000.00	0.3067	372,443.07
94	9/24/2032	92	3.276	-	1,217,926.68	1,217,926.68	98,350,000.00	0.3030	369,016.26
95	12/24/2032	91	3.290	-	1,208,352.56	1,208,352.56	98,350,000.00	0.2993	361,671.83
96	3/24/2033	90	3.305	-	1,198,669.64	1,198,669.64	98,350,000.00	0.2957	354,453.63
97	6/24/2033	92	3.320	-	1,228,945.12	1,228,945.12	98,350,000.00	0.2921	358,921.32
98	9/26/2033	94	3.334	-	1,259,333.60	1,259,333.60	98,350,000.00	0.2884	363,146.52
99	12/29/2033	94	3.348	-	1,262,952.21	1,262,952.21	98,350,000.00	0.2847	359,572.58
100	3/24/2034	85	3.362	98,350,000.00	1,145,248.13	99,495,248.13	-	0.2814	28,001,030.48

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit B

First Commonwealth Financial Corporation

PreTSL XIII

Assumptions-Collateral for 99-20 Cash Flows

				Default Probabilities (3/31/2009)
Asset Name	Issuer Name	Recovery	Current Balance	Y1	Y2	Y 3-5	Y6-10	Y 11-20	Y 21+
Issuer 1	[***]	10%	$5,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 2	[***]	10%	$4,500,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 3	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 4	[***]	10%	$7,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 5	[***]	10%	$5,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 6	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 7	[***]	10%	$18,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 8	[***]	10%	$5,000,000	10.00%	8.00%	0.90%	0.50%	0.50%	0.50%
Issuer 9	[***]	10%	$6,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 10	[***]	10%	$4,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 11	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 12	[***]	10%	$4,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 13	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 14	[***]	10%	$2,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 15	[***]	10%	$22,250,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 16	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 17	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 18	[***]	10%	$12,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 19	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 20	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 21-x1	[***]	10%	$2,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 21-x2	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 22	[***]	10%	$10,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 23	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 24	[***]	10%	$7,500,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 25	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 26	[***]	10%	$3,000,000	12.00%	8.00%	1.25%	0.50%	0.50%	0.50%
Issuer 27	[***]	10%	$4,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 28	[***]	10%	$7,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 29	[***]	10%	$15,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 30	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 31	[***]	10%	$10,000,000	8.00%	6.00%	0.70%	0.47%	0.47%	0.47%
Issuer 32	[***]	10%	$15,000,000	10.00%	5.00%	1.25%	0.50%	0.50%	0.50%
Issuer 33-x1	[***]	10%	$2,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 33-x2	[***]	10%	$2,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 34	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 35	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 36	[***]	10%	$3,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 37	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 38	[***]	10%	$25,000,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 39	[***]	10%	$6,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 40	[***]	10%	$3,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 41	[***]	10%	$2,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 42	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 43	[***]	10%	$5,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 44	[***]	10%	$7,500,000	15.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 45	[***]	10%	$15,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 46	[***]	10%	$3,500,000	14.50%	9.75%	1.25%	0.50%	0.50%	0.50%
Issuer 47	[***]	10%	$10,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 48	[***]	10%	$3,500,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 49	[***]	10%	$5,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 50	[***]	10%	$4,000,000	7.30%	4.95%	0.90%	0.50%	0.50%	0.50%
Issuer 51	[***]	10%	$3,500,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 52	[***]	10%	$15,000,000	1.30%	0.95%	0.70%	0.47%	0.47%	0.47%
Issuer 53	[***]	10%	$10,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 54	[***]	10%	$7,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 55	[***]	10%	$10,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 56	[***]	10%	$5,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 58	[***]	10%	$25,000,000	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%
Issuer 59	[***]	10%	$15,000,000	11.00%	7.00%	1.25%	0.50%	0.50%	0.50%
Issuer 60	[***]	10%	$5,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 61	[***]	10%	$7,500,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 62	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 63	[***]	10%	$10,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 64	[***]	10%	$10,000,000	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 65	[***]	10%	$4,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 66	[***]	10%	$4,000,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%
Issuer 67	[***]	10%	$8,000,000	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%
Issuer 68	[***]	10%	$2,250,000	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%
Issuer 69	[***]	10%	$6,000,000	35.00%	15.00%	1.25%	0.50%	0.50%	0.50%
Issuer 70	[***]	10%	$2,700,000	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit C

First Commonwealth Financial Corporation

PreTSL XIII Quarterly Collateral Performance

					Default Probabilities POD (3/31/2009)						Default Probabilities POD (12/31/2008)						Default Probabilities POD (9/30/2008)
Asset Name	Issuer Name	Rec	Current Balance		Y1	Y2	Y 3-5	Y6-10	Y11-20	Y 21+	Y1	Y2	Y 3-5	Y6-10	Y11-20	Y 21+	Y1	Y2	Y 3-5	Y6-10	Y11-20	Y 21+
Issuer 1	[***]	10%	$5,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	15.00%	10.00%	1.25%	0.50%	0.50%	0.50%	15.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 10	[***]	10%	$4,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	12.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 11	[***]	10%	$4,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	2.00%	3.00%	0.90%	0.50%	0.50%	0.50%	2.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 12	[***]	10%	$4,000,000		1.90%	1.35%	0.70%	0.47%	0.47%	0.47%	1.90%	1.35%	0.70%	0.47%	0.47%	0.47%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 13	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 14	[***]	10%	$2,500,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 15	[***]	10%	$22,250,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	40.00%	25.00%	1.25%	0.50%	0.50%	0.50%
Issuer 16	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 17	[***]	10%	$15,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 18	[***]	10%	$12,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	1.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 19	[***]	10%	$3,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.65%	0.80%	0.65%	0.41%	0.41%	0.41%
Issuer 2	[***]	10%	$4,500,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.00%	7.00%	0.90%	0.50%	0.50%	0.50%
Issuer 20	[***]	10%	$4,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 21-x1	[***]	10%	$2,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.90%	0.50%	0.50%	0.50%
Issuer 21-x2	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.90%	0.50%	0.50%	0.50%
Issuer 22	[***]	10%	$10,000,000		1.90%	1.35%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 23	[***]	10%	$5,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 24	[***]	10%	$7,500,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 25	[***]	10%	$15,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 26	[***]	10%	$3,000,000		12.00%	8.00%	1.25%	0.50%	0.50%	0.50%	12.00%	8.00%	0.70%	0.47%	0.47%	0.47%	1.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 27	[***]	10%	$4,500,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 28	[***]	10%	$7,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	2.00%	5.00%	0.90%	0.50%	0.50%	0.50%
Issuer 29	[***]	10%	$15,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.50%	0.60%	0.50%	0.25%	0.25%	0.25%	0.50%	0.60%	0.50%	0.25%	0.25%	0.25%
Issuer 3	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 30	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 31	[***]	10%	$10,000,000		8.00%	6.00%	0.70%	0.47%	0.47%	0.47%	8.00%	6.00%	1.25%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 32	[***]	10%	$15,000,000		10.00%	5.00%	1.25%	0.50%	0.50%	0.50%	10.00%	5.00%	1.25%	0.50%	0.50%	0.50%	2.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 33-x1	[***]	10%	$2,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 33-x2	[***]	10%	$2,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Issuer 34	[***]	10%	$5,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 35	[***]	10%	$4,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 36	[***]	10%	$3,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 37	[***]	10%	$3,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.65%	0.80%	0.65%	0.41%	0.41%	0.41%
Issuer 38	[***]	10%	$25,000,000		1.90%	1.35%	0.70%	0.47%	0.47%	0.47%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%	2.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 39	[***]	10%	$6,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	12.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 4	[***]	10%	$7,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 40	[***]	10%	$3,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 41	[***]	10%	$2,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 42	[***]	10%	$5,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 43	[***]	10%	$5,000,000		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	12.00%	10.00%	1.25%	0.50%	0.50%	0.50%
Issuer 44	[***]	10%	$7,500,000		15.00%	10.00%	1.25%	0.50%	0.50%	0.50%	12.00%	10.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 45	[***]	10%	$15,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%	3.00%	2.00%	0.90%	0.50%	0.50%	0.50%
Issuer 46	[***]	10%	$3,500,000		14.50%	9.75%	1.25%	0.50%	0.50%	0.50%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 47	[***]	10%	$10,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 48	[***]	10%	$3,500,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 49	[***]	10%	$5,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 5	[***]	10%	$5,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.65%	0.80%	0.65%	0.41%	0.41%	0.41%
Issuer 50	[***]	10%	$4,000,000		7.30%	4.95%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 51	[***]	10%	$3,500,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 52	[***]	10%	$15,000,000		1.30%	0.95%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 53	[***]	10%	$10,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.65%	0.80%	0.65%	0.41%	0.41%	0.41%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 54	[***]	10%	$7,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 55	[***]	10%	$10,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 56	[***]	10%	$5,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 57	[***]		$9,900,000								5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	9.00%	7.00%	1.25%	0.50%	0.50%	0.50%
Issuer 58	[***]	10%	$25,000,000		0.70%	0.60%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 59	[***]	10%	$15,000,000		11.00%	7.00%	1.25%	0.50%	0.50%	0.50%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.60%	0.70%	0.60%	0.35%	0.35%	0.35%
Issuer 6	[***]	10%	$4,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 60	[***]	10%	$5,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.00%	5.00%	0.90%	0.50%	0.50%	0.50%
Issuer 61	[***]	10%	$7,500,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 62	[***]	10%	$4,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 63	[***]	10%	$10,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 64	[***]	10%	$10,000,000		3.00%	2.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 65	[***]	10%	$4,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 66	[***]	10%	$4,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 67	[***]	10%	$8,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 68	[***]	10%	$2,250,000		1.90%	1.35%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 69	[***]	10%	$6,000,000		35.00%	15.00%	1.25%	0.50%	0.50%	0.50%	15.00%	10.00%	1.25%	0.50%	0.50%	0.50%	10.00%	7.00%	1.25%	0.50%	0.50%	0.50%
Issuer 7	[***]	10%	$18,000,000		5.50%	3.75%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%	5.00%	3.00%	0.90%	0.50%	0.50%	0.50%
Issuer 70	[***]	10%	$2,700,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
Issuer 8	[***]	10%	$5,000,000		10.00%	8.00%	0.90%	0.50%	0.50%	0.50%	10.00%	8.00%	0.90%	0.50%	0.50%	0.50%	5.00%	5.00%	0.90%	0.50%	0.50%	0.50%
Issuer 9	[***]	10%	$6,000,000		1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	1.00%	0.75%	0.70%	0.47%	0.47%	0.47%	0.75%	1.00%	0.70%	0.47%	0.47%	0.47%
			$511,600,000		15.6% w.POD						10.9% w.POD						4.9% w.POD
Less Called Security Issuer #57			-$9,900,000
Total Collateral			$501,700,000
				%
Collateral in deferral & 100% POD as of 9/30/08			$4,000,000	0.8%	4.9% w.POD
Collateral in deferral & 100% POD as of 12/31/08			$37,250,000	7.3%	10.9% w.POD
Collateral in deferral & 100% POD as of 3/31/09			$19,500,000	3.9%	15.6% w.POD
Total Collateral in deferral			$60,750,000	12.1%

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

FOIA Confidential Treatment Request

Exhibit D

First Commonwealth Financial Corporation

Trup Pool Comparison 1Q 09 to 4Q08

			Moodys	Moodys	Fitch	Fitch		1Q09			4Q08
Cusip	Par	Description	1Q09	4Q08	1Q09	4Q08	$	Bank	Status	$	Bank	Status
740417AB6	387,847	PREFERRED TERM SECS VI (L+180)	Caa1	B3	A/*-	A/*-	$25,000	[***]	Projected		None

74041RAB2	10,000,000	PREFERRED TERM SECS VII (L+180)	Ca	Caa2	A+/*-	A+/*-	$25,000	[***]	Default	$25,000	[***]	Default
74041RAB2	3,000,000	PREFERRED TERM SECS VII (L+180)	Ca	Caa2	A+/*-	A+/*-	$10,000	[***]	Deferral	$10,000	[***]	Deferral
							$25,000	[***]	Deferral	$25,000	[***]	Deferral
							$14,000	[***]	Deferral	$14,000	[***]	Deferral
							$25,000	[***]	Projected
							$3,000	[***]	Projected
							$5,000	[***]	Projected
							$6,000	[***]	Projected

							$113,000

74041PAC4	6,000,000	PREFERRED TERM SECS VIII (L+190)	Ca	B3	A/*-	A/*-	$15,000	[***]	Default	$15,000	[***]	Default
							$5,000	[***]	Deferral	$5,000	[***]	Deferral
							$5,000	[***]	Deferral	$5,000	[***]	Deferral
							$15,000	[***]	Deferral	$15,000	[***]	Deferral
							$5,000	[***]	Default	$5,000	[***]	Missed Payment
							$25,000	[***]	Projected
							$25,000	[***]	Projected
							$18,000	[***]	Projected
							$6,000	[***]	Projected

							$119,000

606867AC3	10,000,000	MM COMM FUNDING IX (L+180)	Caa3	B3	A-/*-	A-/*-	$5,000	[***]	Default	$5,000	[***]	Default
606867AD1	10,000,000	MM COMM FUNDING IX (L+180)	Caa3	B3	A/*-	A/*-	$4,250	[***]	Default	$4,250	[***]	Default
							$10,000	[***]	Deferral	$10,000	[***]	Deferral
							$6,000	[***]	Deferral	$6,000	[***]	Deferral
							$6,000	[***]	Deferral
							$10,000	[***]	Projected

							$41,250
							$5,000	[***]	C&D

Confidential treatment requested by First Commonwealth Financial Corporation. [***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.